SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to __________
Commission file number 1-9396
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial Group 401(k) Profit Sharing Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Financial, Inc.,601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(K) PROFIT SHARING PLAN
Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

FIDELITY NATIONAL FINANCIAL GROUP
401(K) PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits — December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-9

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005	10

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.
EXHIBIT 23

Report of Independent Registered Public Accounting Firm
The Advisory Committee
Fidelity National Financial Group
     401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/S/ KPMG LLP
June 29, 2006
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Common/collective trust funds	$333,680,741	258,896,456
Corporate bond fund	2,494,921	—
Mutual funds	439,731,510	427,468,828
Employer common stock	355,284,350	250,746,189
Participant loans	33,250,833	29,288,964

Total investments	1,164,442,355	966,400,437

Receivables:
Participant contributions	4,058,650	2,550,501
Employer contributions	1,490,377	872,254
Due from broker for securities sold	2,511,050	249,996
Accrued interest	200,168	218,064

Total receivables	8,260,245	3,890,815

Total assets	1,172,702,600	970,291,252

Liabilities:
Refund of excess contributions	1,504	4,965
Due to broker for securities purchased	112,114	59,040

Total liabilities	113,618	64,005

Net assets available for benefits	$1,172,588,982	970,227,247

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(18,789,554)	94,650,383
Interest	4,521,086	4,305,816
Dividends, including $32,392,656 of stock dividends in 2005	110,309,746	5,647,558

Net investment gain	96,041,278	104,603,757

Contributions:
Participant	120,875,358	111,172,609
Employer — cash contributions	42,094,059	33,771,833

Total contributions	162,969,417	144,944,442
Transfer in of net assets from merged plans	18,134,059	57,749,641

Total additions	277,144,754	307,297,840

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	74,520,171	65,405,408
Administrative expenses	262,848	180,131

Total deductions	74,783,019	65,585,539

Net increase	202,361,735	241,712,301
Net assets available for benefits:
Beginning of year	970,227,247	728,514,946

End of year	$1,172,588,982	970,227,247

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of Plan

The following description of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (the Company or Employer) and its Affiliated and Related Companies, who have attained age 18 and have completed 90 days of service, and elect to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Union members and temporary employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Amendment

Effective January 1, 2005, the Plan Committee resolved to amend the Plan to include a negative election. Under this provision, any employee whose date of hire is on or after January 1, 2005 will automatically have a 2% deferral of compensation unless a contrary election is made.

Effective January 1, 2005, the Plan Committee resolved to amend the Plan to limit the deferrals of highly compensated employees to 7%.

(c)	Plan Mergers

The board of directors of the Company approved numerous defined contribution employee benefit plans to be merged into the Plan throughout 2005. The accompanying 2005 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $18,134,059. The following presents the effective dates and plan name of each of the merged plans:

Effective March 1, 2005, the Lakeland Title Service, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Effective March 1, 2005, Geotrac 401(k) Savings Plan was merged into the Plan.

Effective February 16, 2005, Bankware Profit Sharing Plan was merged into the Plan.

Effective April 15, 2005, First Michigan Title 401(k) Plan was merged into the Plan.

Effective August 31, 2005, Hamilton & Sullivan, Ltd. 401(k) Plan, was merged into the Plan.

Effective November 11, 2005, InterCept 401(k) Plan was merged into the Plan.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Throughout 2004, the board of directors of the Company approved numerous defined contribution plans to be merged into the Plan. The accompanying 2004 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $57,749,641. The following presents the effective dates and plan name of each of the merged plans:

Effective January 31, 2004, employee retirement plan balances in existence prior to 2003 for the Hansen Quality Loan Services, Inc. Retirement Plan (Hansen Plan) were merged into the Plan. Employee contributions and related earnings in the Hansen Plan for the 2003 plan year were merged into the Plan effective December 18, 2003.

Effective March 31, 2004, the Aero Records & Title Co. 401(k) Retirement Plan and Trust was merged into the Plan.

Effective April 2, 2004, the Webtone Technologies, Inc. 401(k) Savings Plan was merged into the Plan.

Effective June 30, 2004, the American Pioneer 401(k) Plan was merged into the Plan.

Effective August 16, 2004, the Midwest Abstract 401(k) Profit Sharing Plan was merged into the Plan.

Effective October 4, 2004 the Aurum Technology, Inc. 401(k) Savings Plan was merged into the Plan.

Effective December 1, 2004 the Sanchez Computer Associates, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

(d)	Contributions

During 2005 and 2004, participants could contribute up to 40% of their pretax annual compensation as a result of the Plan being amended on March 15, 2004. Previously, participants could contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2005, the Plan offered four common/collective trust funds, one corporate bond fund, eight mutual funds, and two common stock funds, as investment options for participants. During Plan years 2005 and 2004, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. Discretionary employer contributions may be made at the option of the Company’s board of directors. No discretionary employer contributions were made during the Plan years ended December 31, 2005 and 2004. All employer contributions are participant directed. Contributions are subject to certain limitations.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34
2 years	67
3 years or more	100
(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 6.25% to 8.25% and from 4.25% to 11.50% on loans outstanding as of December 31, 2005 and December 31, 2004, respectively. Principal and interest is paid ratably through payroll deductions.

(h)	Payment of Benefits

On termination of service, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution.

(i)	Forfeited Accounts

At December 31, 2005 and 2004, forfeited nonvested accounts totaled $687,682 and $1,146,912, respectively. Forfeitures may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future employer contributions. During Plan years 2005 and 2004, forfeitures of nonvested accounts of $1,146,912 and $726,320, respectively, were used to reduce employer contributions.

(j)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Plan Sponsor are paid by the Plan.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.

(d)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2005 are investments in Employer common stock for Fidelity National Financial, Inc., (2,659,057 shares) amounting to $316,313,952, and for Fidelity National Title Group, Inc., (322,917 shares) amounting to $38,970,398, the combined value represents approximately 30% of the Plan’s net assets.

Included in the Plan’s net assets available for benefits at December 31, 2004 are investments in Employer common stock (5,432,516 shares) amounting to $250,746,189 whose value represents approximately 26% of the Plan’s net assets. The Employer common stock at December 31, 2004 was comprised entirely of Fidelity National Financial, Inc.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments and the corporate bond fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the Plan’s year end. The common stock of Fidelity National Financial, Inc. and Fidelity National Title Group, Inc. are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value as of the Plan’s year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(f)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

The following presents the Plan’s investments as of December 31, 2005 and 2004 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2005	2004
Wells Fargo S&P500 Index Fund	$89,151,107	81,708,463
Wells Fargo Stable Return Fund	215,441,174	164,897,811
ABN Amro Growth Fund	120,316,262	125,134,449
Dreyfus Intermediate Term Income Fund	—	49,493,743
Oakmark Equity and Income Fund	116,964,093	97,640,830
Fidelity National Financial, Inc. Common Stock	316,313,952	250,746,189
All other investments less than 5%	306,255,767	196,778,952

Total	$1,164,442,355	966,400,437

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

Common/collective trust funds	$14,057,360
Corporate bond fund	(16,874)
Mutual funds	15,679,942
Employer common stock	(48,509,982)

$(18,789,554)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, by investment type, as follows:

Common/collective trust funds	$14,021,226
Mutual funds	27,767,410
Employer common stock	52,861,747

$94,650,383

Dividends on Fidelity National Financial, Inc. (FNF) common stock totaled $104,434,786 and $3,983,062 in 2005 and 2004, respectively.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Dividends on Fidelity National Title Group, Inc. (“FNT”) common stock totaled $377,220 in 2005.

On September 26, 2005, FNF declared a dividend to its stockholders of record as of October 6, 2005 which resulted in a distribution on October 17, 2005 of 17.5% of its interest in FNT, which represents the title insurance segment of FNF. Prior to October 17, 2005, FNT was a wholly-owned subsidiary of FNF. The amount of the dividend was $32,392,656.

(4)	Related Party Transactions

Certain Plan investments are shares of common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stock of the Company, also a party-in-interest as described in notes 2(d) and 3.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The current determination letter covers the most recent amended and restated version of the Plan, and the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Subsequent Events

Effective January 1, 2006, the Plan Committee elected to include a Roth 401(k) investment option in the Plan.

Effective January 1, 2006, the Plan Committee increased the automatic enrollment percentage for new hires from 2% to 3% for all those hired on or after January 1, 2006.

Effective April 10, 2006, Service Link 401(k) was merged into the Plan.

Effective, March 24, 2006, Fidelity National Information Services, Inc. (“FIS”) a majority owned subsidiary of FNF, formed a 401K plan and the account balances relating to employees of FIS were transferred out of the Plan. This resulted in a transfer of approximately $368 million from the Plan’s assets to the new Fidelity National Information Services 401(k) Profit Sharing Plan.

(8)	Untimely Remittance

During Plan year 2004, it was noted that there were delays in submitting employee deferrals and loan repayments related to two of the plans that merged into the Plan in the amount of $97,327 and $4,718, respectively, to the trustee. The Company has calculated lost interest to be $20, which has not yet been remitted to the Plan. The amount is included as accrued interest at December 31, 2004.

SUPPLEMENTAL SCHEDULE

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issuer, borrower,
lessor, or similar party	Description of investment	Shares/units	Cost	Current value
	Common/collective trust funds:
* Wells Fargo Trust Operations	Wells Fargo S&P500 Index Fund	1,683,049	$(1)	89,151,107
* Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	5,669,575	(1)	215,441,174
* Wells Fargo Trust Operations	Wells Fargo S&P Midcap Fund	1,778,768	(1)	26,503,644
* Wells Fargo Trust Operations	Well Fargo International Equity Fund	219,238	(1)	2,584,816

	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	240,822	(1)	2,494,921

	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	5,397,769	(1)	120,316,262
ABN Amro Asset Management, Inc.	ABN Amro/Veredus Aggressive Growth Fund	2,447,956	(1)	47,025,243
Julius Baer	Julius Baer International Equity Fund Institutional Shares #1523	1,264,701	(1)	45,655,698
Oakmark Equity and Income	Oakmark Equity and Income Fund	4,682,310	(1)	116,964,093
Robertson Stephens	Robertson Stephens Value Fund Class A	226,432	(1)	5,558,916
The Dreyfus Corporation	Dreyfus Small Cap IndexFund	193,774	(1)	4,154,521
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	3,962,188	(1)	49,725,465
Van Kampen Investments	Van Kampen Comstock Fund	2,826,014	(1)	50,331,312

	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	11,184,608	(1)	316,313,952
* Fidelity National Title Group, Inc.	Fidelity National Title Group, Inc.	1,910,161	(1)	38,970,398

Participant loans	Participant loans, various maturities, interest rates 6.25% — 8.25%, balances collateralized by participant accounts, a total of 5,476 loans are outstanding			33,250,833

				$1,164,442,355

* Party in interest.
(1) Cost information has not been included because investments are participant directed.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group 401(k) Profit Sharing Plan
Date: June 29, 2006	/s/ KELLY FEESE
KELLY FEESE
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG, LLP